Mail Stop 3010

February 12, 2010

VIA USMAIL and FAX (609) 282-2664

Mr. Michael L. Pungello
Chief Financial Officer
BlackRock Investment Management LLC
800 Scudders Mill Road, Section 1B
Plainsborough, NJ 08536

Re: **BlackRock Global Horizons I L.P.**
        Form 10-K for the year ended December 31, 2008
        Filed on March 30, 2009
        Form 10-Qs for the quarterly periods ended March 31, 2009 and
        **   June 30, 2009**
        File No. 000-23240

Dear Mr. Pungello:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1.   We note your responses to our prior comments 1, 2, 9 and 14 and your statement that because identification of the Trading Advisors and the Trading Advisors' allocations are constantly changing, you submit that this information is immaterial to investors. On page 30 of your Form 10-K, however, you state that "BRIM has to date, made infrequent reallocations of trading assets and adjustments in the Trading Advisor combinations for

the Partnership." Further, because your Trading Advisors manage your assets, it appears that the identity of these persons is material. Therefore, we reissue comments 1, 2, 9 and 14 as follows:

- Please identify your trading advisors and disclose the portion of your assets that each control as of the end of the last fiscal year and the general trading focus of such advisors. Disclose whether each program is discretionary or systematic.

- Specifically clarify if any of the trading advisors are not registered as a commodity pool operator or investment advisor. While we acknowledge your response that CFTC rules permit registered commodity pool operators or commodity trading advisors to operate or advise certain pools or accounts as if they were not registered with the CFTC, we are unable to understand the relevance of this to unregistered commodity pool operators or investment advisors.

- In addition to including the general description of the material terms of your agreements with the trading advisors as you proposed, please also describe the specific terms of each agreement that are material.

- Given that you have made infrequent adjustments in the Trading Advisor combinations for the Partnership, it appears that the termination of any trading advisor may be material. Please tell us if you have terminated any of your trading advisors during the last fiscal year and the reasons and considerations for such terminations.

- Please provide the net trading profit (loss) from each of the different trading advisors in the results of operations disclosure.

- Please file the actual agreements you have entered into with your trading advisors and for your customer accounts. Please see Instruction 2 of Item 601(a) of Regulation S-K regarding the filing of documents substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details.

Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

Regulation, page 7

2.   We note your responses to our prior comment 5 and reissue that comment. Please describe the "speculative position limits," "position responsibility rules" and other limits you refer to in your response. Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice. Discuss how such limits would impact your trading strategy or that of your trading advisors. Please disclose any related risks in

the Risk Factors section. Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

Liquidity; Capital Resources, page 37

3.   We note your response to comment 10. Please confirm that you will provide similar disclosure in future filings.

The Partnership's Trading Value at Risk in Different Market Sectors, page 41

4.   We note your response to our prior comment 12. Please also explain the meaning of "average value at risk," "highest value at risk," and "lowest value at risk." Your disclosure in the Form 10-K currently provides that average, highest and lowest Value at Risk amounts relate to the month-end amounts for each month-end during the fiscal year. Please provide additional explanation of what these amounts represent. Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel